

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

HP Jin
Chairman of the Board of Directors, President, Chief Executive Officer
Telenav, Inc.
4655 Great America Parkway, Suite 300
Santa Clara, CA 95054

> **Re: Telenav, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2018**
> **Filed September 12, 2018**
> **File No. 001-34720**

Dear Dr. Jin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure